UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2023

Commission File Number: 001-36458

NEOVASC INC.

(Translation of registrant’s name in English)

Suite 5138 - 13562 Maycrest Way

Richmond, British Columbia, Canada, V6V 2J7

(Address of principal executive offices and zip code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F ☐  Form 40-F

Yes:	☐	No:	☒

INCORPORATION BY REFERENCE

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was filed with the Securities and Exchange Commission on April 16, 2021 (File No. 333-255293), into the Registration Statement on Form F-3 of the Registrant, which was filed with the Securities and Exchange Commission on August 13, 2020 (File No. 333-245385) and into the Registration Statement on Form S-8 of the Registrant, which was filed with the Securities and Exchange Commission on July 6, 2018 (File No. 333-226075)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEOVASC INC.

	By:	/s/ Chris Clark

Chris Clark, Chief Financial Officer

Date: March 31, 2023

EXHIBIT LIST

Exhibit No.	Description

99.1	Annual Information Form for the year ended December 31, 2022
99.2	Audited Consolidated Financial Statements for the years ended December 31, 2022, 2021 and 2020, prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, including the report of the auditors thereon
99.3	Management’s Discussion and Analysis of Financial Condition and Result of Operations for the years ended December 31, 2022, 2021 and 2020
99.4	Consent of Grant Thornton LLP (US)
99.5	Consent of Grant Thornton LLP (Canada)